Exhibit 12.1
DIEBOLD, INCORPORATED AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in millions)

	Year ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Total earnings from continuing operations	$(170.7)	$59.5	$107.3	$(190.2)	$68.7
Income tax provision	(67.6)	(13.7)	47.4	48.4	19.2
Pre tax earnings	(238.3)	45.8	154.7	(141.8)	87.9
Fixed charges:
Interest charges	101.4	32.5	31.4	29.2	30.3
Interest factor of operating rents(1)	28.1	22.6	24.1	25.1	24.9
Total fixed charges	129.5	55.1	55.5	54.3	55.2
Earnings as adjusted	$(108.8)	$100.9	$210.2	$(87.5)	$143.1
Ratio of earnings to fixed charges(2)	—	1.83	3.79	—	2.59
(1) Interest portion of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.
(2) Earnings were inadequate to cover fixed charges by approximately $347.2 and $229.3 for the year ended December 31, 2016 and December 31, 2013, respectively.